UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

ReneSola Ltd

(Name of Issuer)

Shares of no par value

(Title of Class of Securities)

G7500C 106

(CUSIP Number)

Xianshou Li, Chief Executive Officer No. 8 Baoqun Road Yaozhuang County, Jiashan Town Zhejiang Province 314117 People’s Republic of China +86 (21) 6280 9180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: G7500C 106

(1)	NAME OF REPORTING PERSONS
Xianshou Li (“Mr. Li”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS*
PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
34,751,805 shares
	(8)	SHARED VOTING POWER
15,214,310 shares (consisting of (i) 775,600 shares held by Ms. Xiahe Lian (“Ms. Lian”), wife of Mr. Li, and 250,000 shares issuable upon the exercise of options held by Ms. Lian, which are exercisable within 60 days from the date hereof and with respect to which Mr. Li also shares dispositive power with Ms. Lian, (ii) 1,135,096 shares beneficially owned by Mr. Xiangjun Dong (“Mr. Dong”) through Dynasty Time Limited (“Dynasty”), and (iii) 13,053,614 shares beneficially owned by Mr. Zhengmin Lian (“Mr. Lian”) through Assets Train Limited (“Assets Train”))
	(9)	SOLE DISPOSITIVE POWER
34,751,805 shares
	(10)	SHARED DISPOSITIVE POWER
1,025,600 shares (consisting of 775,600 shares held by Ms. Lian and 250,000 shares issuable upon the exercise of options held by Ms. Lian which are exercisable within 60 days from the date hereof and with respect to which Mr. Li also shares voting power with Ms. Lian)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,966,115 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%[1]
(14)	TYPE OF REPORTING PERSON*
IN

[1]	As a percentage of 203,205,688 outstanding shares of no par value (the “Shares”) of ReneSola Ltd (the “Issuer”) as of the date hereof (as provided by the Issuer).

1

CUSIP NO.: G7500C 106

(1)	NAME OF REPORTING PERSONS
Champion Era Enterprises Limited (“Champion”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS*
AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
33,501,805 shares
	(8)	SHARED VOTING POWER
0
	(9)	SOLE DISPOSITIVE POWER
33,501,805 shares
	(10)	SHARED DISPOSITIVE POWER
0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,501,805 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%[2]
(14)	TYPE OF REPORTING PERSON*
CO

[2]	As a percentage of 203,205,688 outstanding Shares of the Issuer as of the date hereof (as provided by the Issuer).

2

CUSIP NO.: G7500C 106

(1)	NAME OF REPORTING PERSONS
Zhengmin Lian
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS*
PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0
	(8)	SHARED VOTING POWER
13,053,614 shares
	(9)	SOLE DISPOSITIVE POWER
13,053,614 shares
	(10)	SHARED DISPOSITIVE POWER
0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,053,614 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%[3]
(14)	TYPE OF REPORTING PERSON*
IN

[3]	As a percentage of 203,205,688 outstanding Shares of the Issuer as of the date hereof (as provided by the Issuer).

3

CUSIP NO.: G7500C 106

(1)	NAME OF REPORTING PERSONS
Assets Train Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS*
AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0
	(8)	SHARED VOTING POWER
13,053,614 shares
	(9)	SOLE DISPOSITIVE POWER
13,053,614 shares
	(10)	SHARED DISPOSITIVE POWER
0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,053,614 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%[4]
(14)	TYPE OF REPORTING PERSON*
CO

[4]	As a percentage of 203,205,688 outstanding Shares of the Issuer as of the date hereof (as provided by the Issuer).

4

Preamble and Explanatory Note

This Schedule 13D supersedes the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 14, 2011 pursuant to Rule 13d-1(d) of the Act, as amended by Amendment No. 1 thereto filed with the SEC on September 2, 2011, by Amendment No. 2 thereto filed with the SEC on September 19, 2011, by Amendment No. 3 thereto filed with the SEC on February 10, 2012, by Amendment 4 thereto filed with the SEC on January 28, 2013, by Amendment No. 5 thereto filed with the SEC on January 14, 2014 and by Amendment No. 6 thereto filed with the SEC on January 28, 2015 pursuant to Rule 13d-2(b) of the Act.

Item 1.	Security and Issuer.

This statement relates to the Shares of the Issuer. The Issuer’s principal executive office is located at No. 8 Baoqun Road, Yaozhuang County, Jiashan Town, Zhejiang Province 314117, People’s Republic of China.

Item 2.	Identity and Background.

(a)

This statement of beneficial ownership on Schedule 13D is being filed jointly by Mr. Li, Champion, Mr. Lian, Assets Train (each a “Reporting Person,” and together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may, as among themselves, be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.

The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b), (c) and (f)

Mr. Li’s business address is located at the principal office address of the Issuer. Mr. Li, a citizen of the People’s Republic of China, is the chief executive officer of the Issuer and the sole director of Champion.

Mr. Lian’s business address is also located at the principal office address of the Issuer. Mr. Lian, a citizen of the People’s Republic of China, is the sole director of Assets Train.

Champion and and Assets Train are companies incorporated in British Virgin Islands mainly for investment purposes. The principal business address for Champion and Assets Trains is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(d) and (e)

During the last five years, none of Mr. Li or Mr. Lian or, to the knowledge of Champion or Assets Train, none of its (a) executive officer or director of either of them; (b) person controlling either of them; or (c) executive officer or director of any corporation or other person ultimately in control of either of them, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The purchase of the Shares reported by Mr. Li and Champion was financed by the personal funds of Mr. Li. The purchase of the Shares reported by Mr. Lian and Assets Train was financed by the personal funds of Mr. Lian.

5

Item 4.	Purpose of Transaction.

A portion of the reported Shares held by Champion and all of the reported Shares held by Assets Train were the acquisitions by Mr. Li and/or Mr. Lian prior to the Issuer’s initial public offering on January 29, 2008, as disclosed in the Issuer’s prospectus dated January 28, 2008 and the Issuer’s press release dated July 13, 2010.

After the Issuer’s initial public offering, the purchases and sales of Shares in open market transactions made by Champion and Ms. Lian, the wife of Mr. Li, were solely for investment purposes, and not for the purpose of or with the effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect.

During the preceding twelve months period, Champion acquired 3,644,712 Shares and Ms. Lian acquired 780,000 Shares in open market transactions, accounting for an aggregate of 2.18% of the total outstanding Shares of the Issuer as of the date hereof. Mr. Li has the sole voting and disposition powers over the Shares held by Champion. Mr. Li also has shared voting and disposition powers over the Shares held by Ms. Lian, and has shared voting powers over the Shares beneficially owned by Mr. Dong (through Dynasty) and Mr. Lian (through Assets Train).

None of the Report Person has any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

6

Item 5.	Interest in Securities of the Issuer.

(a), (b) The following table sets forth the beneficial ownership of Shares of the Issuer for each of the Reporting Persons.

			Number of shares as to which such person has:
Name of Reporting Person	Amount Beneficially Owned	Percent of Class*	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Xianshou Li(1)	49,966,115 shares	24.4%	34,751,805	15,214,310	34,751,805 shares	1,025,600
			shares(1)(2)	shares(3)(4)(5)	(1)(2)	shares(5)
Champion Era	33,501,805 shares	16.5%	33,501,805	0	33,501,805 shares	0
Enterprises Limited(1)			shares
Zhengmin Lian(6)	13,053,614 shares	6.4%	0	13,053,614 shares	13,053,614 shares	0
Assets Train Limited(6)	13,053,614 shares	6.4%	0	13,053,614 shares	13,053,614 shares	0

*	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act and includes voting or investment power with respect to the Shares. Percentage of beneficial ownership of each Reporting Person is based on a total of 203,205,688 outstanding shares of the Issuer as of the date hereof (as provided by the Issuer).

(1)	Champion was the record owner of 33,501,805 shares of the Issuer as of the date hereof. Champion is indirectly wholly owned by the LXS Family Trust of which Mr. Li is the settlor. The trustee of the LXS Family Trust is HSBC International Trustee Limited (“HSBC”). Pursuant to the trust deed dated November 25, 2010 between Mr. Li and HSBC, Mr. Li holds all voting and investment powers of Champion and its assets. Pursuant to Section 13(d) of the Act, Mr. Li may be deemed to beneficially own all of the shares held by Champion. HSBC should not be deemed a beneficial owner of the shares in the Issuer held by Champion under Section 13(d) of the Act.

(2)	Includes 1,250,000 shares of the Issuer issuable upon the exercise of options held by Mr. Li, which are exercisable within 60 days from the date hereof.

(3)	Includes 13,053,614 shares of the Issuer beneficially owned by Mr. Lian as of the date hereof. Mr. Li holds shared voting rights with Mr. Lian with respect to those shares pursuant to an irrevocable voting agreement entered into between Mr. Li and Assets Train. Under the voting agreement, Assets Train irrevocably appointed Mr. Li as its attorney and proxy with full power of substitution with respect to 13,053,614 shares held by Assets Train, to vote and act at all shareholder meetings and give written consent on behalf of Assets Train on matters of the Issuer requiring shareholder approval.

(4)	Includes 1,135,096 shares of the Issuer beneficially owned by Mr. Dong as of the date hereof. Mr. Li holds shared voting rights with Mr. Dong with respect to those shares pursuant to an irrevocable voting agreement entered into between Mr. Li and Dynasty. Under the voting agreement, Dynasty irrevocably appointed Mr. Li as its attorney and proxy with full power of substitution with respect to 1,135,096 shares held by Dynasty, to vote and act at all shareholder meetings and give written consent on behalf of Dynasty on matters of the Issuer requiring shareholder approval. Dynasty is indirectly wholly owned by the DXJ Family Trust of which Mr. Dong is the settlor. The trustee of the DXJ Family Trust is HSBC. Pursuant to the trust deed dated November 25, 2010 between Mr. Dong and HSBC, Mr. Dong holds all voting and investment powers of Dynasty and its assets.

(5)	Includes 775,600 shares held by Ms. Lian, the wife of Mr. Li, as of the date hereof, and 250,000 shares of the Issuer issuable upon the exercise of options held by Ms. Lian, which are exercisable within 60 days from the date hereof and with respect to which Mr. Li also shares voting power and dispositive power with Ms. Lian.

(6)	Assets Train was the record owner of 13,053,614 shares of the Issuer as of the date hereof. Assets Train is indirectly wholly owned by the LZM Family Trust of which Mr. Lian is the settlor. The trustee of the LZM Family Trust is HSBC. Pursuant to the trust deed dated November 25, 2010 between Mr. Lian and HSBC, Mr. Lian holds all voting and investment powers of Assets Train and its assets. Pursuant to Section 13(d) of the Act, Mr. Lian may be deemed to beneficially own all of the shares held by Assets Train. HSBC should not be deemed a beneficial owner of the shares in the Issuer held by Assets Train under Section 13(d) of the Act.

7

(c)	Below are the transactions in the Shares that were effected during the past sixty days from the date of the reporting event by Mr. Li. The transactions were effected through Champion and Ms. Lian, wife of Mr. Li. Mr. Li hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

Date of Transaction	Number of ADSs Purchased (Sold)	Price/Weighted Average Price per ADS		Where and How Transaction was effected
June 10, 2015	100,000	$1.3877	(1)	Broker transaction through Champion
June 10, 2015	50,000	$1.3973	(2)	Broker transaction through Ms. Lian
June 17, 2015	100,000	$1.4885	(3)	Broker transaction through Champion
June 17, 2015	50,000	$1.4994	(4)	Broker transaction through Ms. Lian
June 22, 2015	100,000	$1.6376	(5)	Broker transaction through Champion
June 24, 2015	50,000	$1.552	(6)	Broker transaction through Ms. Lian
June 25, 2015	100,000	$1.5709	(7)	Broker transaction through Champion
August 27, 2015	100,000	$1.1336	(8)	Broker transaction through Champion
August 28, 2015	200,000	$1.23745	(9)	Broker transaction through Champion
August 28, 2015	100,000	$1.29045	(10)	Broker transaction through Ms. Lian
August 31, 2015	200,000	$1.2817	(11)	Broker transaction through Champion
September 9, 2015	100,000	$1.3046	(12)	Broker transaction through Champion
September 10, 2015	100,000	$1.30205	(13)	Broker transaction through Champion
September 11, 2015	22,356	$1.2447	(14)	Broker transaction through Champion
September 16, 2015	50,000	$1.1701	(15)	Broker transaction through Champion
September 17, 2015	200,000	$1.10785	(16)	Broker transaction through Champion
September 21, 2015	100,000	$1.0673	(17)	Broker transaction through Champion
September 21, 2015	50,000	$1.0193	(18)	Broker transaction through Ms. Lian
September 22, 2015	100,000	$0.9843	(19)	Broker transaction through Champion
September 22, 2015	40,000	$0.995		Broker transaction through Ms. Lian
September 23, 2015	50,000	$1.0788	(20)	Broker transaction through Ms. Lian
September 24, 2015	50,000	$0.9969		Broker transaction through Champion
September 29, 2015	100,000	$0.994	(21)	Broker transaction through Champion
September 30, 2015	100,000	$0.9737	(22)	Broker transaction through Champion
December 24, 2015	(2,200)	$1.95		Broker transaction through Ms. Lian

(1)	These shares were purchased in multiple transactions at prices ranging from $1.36 to $1.40.

(2)	These shares were purchased in multiple transactions at prices ranging from $1.385 to $1.40.

(3)	These shares were purchased in multiple transactions at prices ranging from $1.4475 to $1.50.

(4)	These shares were purchased in multiple transactions at prices ranging from $1.48 to $1.50.

(5)	These shares were purchased in multiple transactions at prices ranging from $1.59 to $1.65.

(6)	These shares were purchased in multiple transactions at prices ranging from $1.5375 to $1.58.

8

(7)	These shares were purchased in multiple transactions at prices ranging from $1.53 to $1.58.

(8)	These shares were purchased in multiple transactions at prices ranging from $1.13 to $1.15.

(9)	These shares were purchased in multiple transactions at prices ranging from $1.18 to $1.26.

(10)	These shares were purchased in multiple transactions at prices ranging from $1.27 to $1.30.

(11)	These shares were purchased in multiple transactions at prices ranging from $1.24 to $1.30.

(12)	These shares were purchased in multiple transactions at prices ranging from $1.29 to $1.32.

(13)	These shares were purchased in multiple transactions at prices ranging from $1.29 to $1.31.

(14)	These shares were purchased in multiple transactions at prices ranging from $1.23 to $1.25.

(15)	These shares were purchased in multiple transactions at prices ranging from $1.155 to $1.19.

(16)	These shares were purchased in multiple transactions at prices ranging from $1.08 to $1.15.

(17)	These shares were purchased in multiple transactions at prices ranging from $1.05 to $1.07.

(18)	These shares were purchased in multiple transactions at prices ranging from $1.01 to $1.02.

(19)	These shares were purchased in multiple transactions at prices ranging from $0.9749 to $1.00.

(20)	These shares were purchased in multiple transactions at prices ranging from $1.055 to $1.09.

(21)	These shares were purchased in multiple transactions at prices ranging from $0.9599 to $1.00.

(22)	These shares were purchased in multiple transactions at prices ranging from $0.9731 to $0.975.

Except for the transactions disclosed above herein, none of Mr. Lian or Assets Train effected any transaction during the past sixty days.

(d)	None.

(e)	Not applicable.

9

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 3, 4, 5 and 7 is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement dated February 3, 2016, by and among the Reporting Persons

10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2016

Xianshou Li	/s/ Xianshou Li
Xianshou Li

Champion Era Enterprises Limited	By:	/s/ Xianshou Li
	Name:	Xianshou Li
	Title:	Director

[Signature Page to Schedule 13D]

Zhengmin Lian	/s/ Zhengmin Lian
Zhengmin Lian

Assets Train Limited	By:	/s/ Zhengmin Lian
	Name:	Zhengmin Lian
	Title:	Director

[Signature Page to Schedule 13D]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement